UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2025

Jay Yu
Chairman of the Board, President and Secretary
Nano Nuclear Energy Inc.
10 Times Square, 30 th Floor
New York, NY 10018

Re: Nano Nuclear Energy Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed October 22, 2025
File No. 333-288982

Dear Jay Yu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our Sept 30, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-3

Overview, page 1

1. Revise the opening paragraph of your Overview to disclose your revenues, net losses and accumulated deficit for the most recently completed fiscal year and interim period.
2. We note your response to prior comment 1 and refer to the final paragraph on page 1. Your revised disclosure remains unclear as to what assets, other than the Chalk River Project, were "Consent Assets" and the nature of the consents required.
3. We note your revised discussion in the final paragraph on page 1 and the first paragraph on page 2. Please further revise to provide additional context regarding the stated reasons for the bankruptcy, including whether the reasons reflect widely applicable challenges confronting industry participants (such as prohibitive cost,

financing concerns, or otherwise). In addition, please provide further disclosure regarding the encumbrances that could not be cleared through the bankruptcy process. We note that your revised disclosures here should provide contextualizing disclosure so that investors can evaluate your decision to pursue these particular assets in the manner described.

Acquisition of GFPL and 2025 Progress with Chalk River Project, page 2

4. We note that there appears to have been confusion as to the ownership of the Consent Assets, most notably the Chalk River License Application. Please revise to clarify whether you sought a judgement with regard to ownership of the Chalk River License Application and related assets. In this regard, we note that the closing of the USNC Acquisition on January 10, 2025 was also intended to acquire the License, among other things. Further, disclose if there are currently any other parties that claim to have ownership of the Chalk River License Application, or any of the other assets that you believe you acquired in the USNC asset acquisition on January 10, 2025 or any subsequent transaction.
5. We note your disclosure in the second paragraph of this section. You state in the first sentence of that paragraph that you did not "formally acquire the Consent Assets." It remains unclear what this phrase means. Please explain. In addition, please reconcile that statement with your disclosure on the prior page which states that you "closed" on the acquisition of the USNC Assets (which are defined to include the Canadian Assets which, in turn, are defined to include the Consent Assets).
6. Please clarify when the $250,000 escrow related to the Consent Assets was funded, whether the funds are held by a third party, and whether there is a time period during which you must exercise your right to terminate the January 10, 2025 deal for the Consent Assets in order to receive the return of the escrow amount. In addition, please revise to expressly state, if true, that the option was never exercised and has been terminated.

Summary, page 3

7. We note your response to prior comment 3 provides that you anticipate submitting your construction permit application in early 2026. We also note you continue to state that the regulatory process includes conducting the approved fuel qualification program, completing the associated safety and environmental analyses, and submitting an application for a construction permit or operating license for the KRONOS MMR™ reactor. Please revise to address each step and the anticipated timeline for completion such that you are able to meet your projected target of early 2026. In addition, please address whether the NRC review process is typically roughly one year as projected and what variables typically affect timing.
8. We note your response to prior comment 4 and we re-issue the comment in part. Please revise throughout the prospectus to clarify your commercial launch targets for each reactor and microreactor and provide a detailed discussion of your anticipated timeline for each, including the anticipated timeline to establish a manufacturing, research and development facility in Illinois.

Fuel Processing Business, page 4

9. We note your response to prior comment 5. However, the length and continued prominence of this disclosure appears to suggest that you intend that fuel processing will be an important business line. If you intend for it to be an important business line, please significantly revise to provide an appropriate discussion of relevant milestones, anticipated costs, and expected challenges to provide a clear timeline. In this regard, the discrete revisions in response to prior comment 5 are insufficient.

Summary of Consolidated Financial Information, page 9

10. Given that you did not report income after taxes for either of the two fiscal years covered by the most recent annual report, considering the financial statement updating provisions in Rule 3-12(b) and Rule 3-01(c) of Regulation S-X, along with the SEC guidance in C&DI 223.01, the registration statement will need to include or incorporate by reference financial statements for your more recently completed fiscal year prior to the effective date. You may view the interpretive guidance at the following address:

    https://www.sec.gov/rules-regulations/staff-guidance/compliance-disclosure-interpretations/securities-act-forms

Please contact Robert Babula at 202-551-3339 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard I. Anslow, Esq.